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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2018
Washington DC
406

SEC FILE NUMBER
8- 67288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCS Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue, 17th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Raymond Ottusch — 212-259-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Raymond Ottusch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCS Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] A copy of LCS Securiities, LLC Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANTHONY M. ROBB
Notary Public, State of New York
Registration #01RO6329422
Qualified In Kings County
Commission Expires Aug. 24, 2019

LCS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

LCS SECURITIES, LLC

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
LCS Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LCS Securities, LLC (the "Company"), a wholly-owned subsidiary of Levin Capital Strategies, L.P., as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note E to the financial statement, the Company has decided to cease operations and withdraw as a broker/dealer, which is currently anticipated to be on or about March 29, 2018. The financial statement does not include any adjustments that might result from the outcome of this withdrawal. Our opinion is not modified with respect to this matter.

EisnerAmper LLP

We have served as the Company's auditor since 2006.

EISNERAMPER LLP
New York, New York
February 26, 2018

LCS SECURITIES, LLC

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and cash equivalents	$ 484,367
Receivable from clearing broker	250,950
Other assets	17,747
	$ 753,064
LIABILITIES	
Accrued expenses and other liabilities	$ 38,549
Payable to clearing broker	14,410
Due to Parent	171,270
	224,229
MEMBER'S EQUITY	528,835
	$ 753,064

See notes to statement of financial condition

LCS SECURITIES, LLC

Statement of Financial Condition
December 31, 2017

NOTE A - ORGANIZATION

LCS Securities, LLC (the "Company") was formed as a limited liability company on January 26, 2006 (date of incorporation) under the laws of the State of New York. As of April 4, 2006, the Company was registered as a broker-dealer under the Securities Exchange Act of 1934 and began trading operations on May 10, 2006. The Company generates commissions by introducing customer securities transactions to a third-party clearing broker-dealer whereby that broker-dealer clears transactions for the Company's customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company is a wholly-owned subsidiary of Levin Capital Strategies, L.P. ("LCSLP" or "Parent") and is a member of the Financial Industry Regulatory Authority. The Company's operations are funded through contributions from LCSLP.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers money market funds to be cash equivalents. The Company maintains cash and cash equivalents in bank accounts at one major financial institution which, at times, may exceed federally insured limits.

[2] Revenue recognition:

Brokerage commissions earned from securities transactions and related expenses are recorded on a settlement date basis because the difference between the trade date and settlement date is not considered material.

Interest income is recorded on the accrual basis.

[3] Income taxes:

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the member's equity.

The Company is a single member LLC wholly-owned by LCSLP and is a disregarded entity for federal, state and city income tax purposes. As such, the Company's income or losses are included in LCSLP's tax returns for the year ended December 31, 2017.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[5] Financial instruments:

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the statement of financial condition. Investments in money market funds and amounts receivable from and payable to clearing broker are carried at cost, which approximates fair value.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company acts as an introducing broker. All transactions for its customers are cleared through a major U.S. securities firm on a fully disclosed basis. At December 31, 2017, the receivable from clearing broker represents cash deposited with the broker and the net commissions receivable earned as an introducing broker for its customers' transactions. The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In the ordinary course of its business, however, the Company does not accept orders with respect to client accounts if the funds required, or sufficient marginable securities, for the client to meet its obligations are not on deposit in the client account at the time the order is placed.

In the event of the broker's insolvency, recovery of assets may be limited to account insurance or other protection.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company uses the alternative method, as permitted under the rule, which requires the maintenance of minimum net capital of $250,000. At December 31, 2017, the Company had net capital, as defined, of $511,088, which was $261,088 in excess of its required minimum net capital.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(ii).

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with LCSLP whereby the Company is charged for its respective share of expenses, including, but not limited to, employee services, office space, equipment, administrative support and communication expenses. The charge is based upon a method which allocates expenses in amounts generally commensurate with LCSLP's support of the operation of the Company. The agreement may be terminated by either party upon 30 days' notice.

Substantially all clearing broker commission revenues are earned by the Company from certain investment advisory accounts of LCSLP. The Company relies upon LCSLP's financial capacity to fund operations. There is no guarantee that LCSLP will continue to have the financial capacity to fund the Company's operations. LCSLP will continue to provide funding until the broker/dealer withdrawal, which is currently anticipated to be on or about March 29, 2018.

NOTE F - MEMBER'S EQUITY AND NON-CASH TRANSACTIONS

In April 2017, July 2017 and November 2017, LCSLP contributed $220,000, $200,000 and $200,000, respectively, to the Company, which was settled through a reduction in the amount due to LCSLP and as contributions to member's equity.

On January 25, 2018, LCSLP made a capital contribution of $200,000 to provide additional funding.